Filed by NovaGold Resources Inc.
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed under the Securities Exchange Act of 1934
Subject Company: Copper Canyon Resources Ltd.
Commission File No.: 333-171742

This document does not constitute or form part of any offer to sell or invitation to purchase any securities or solicitation of an offer to buy any securities, pursuant to the Offer or otherwise in any jurisdiction where such offer or invitation to purchase or solicitation of an offer to buy securities would be prohibited.

This document is for information purposes and is not a substitute for the Offer and Circular. NovaGold Resources Inc. (“NovaGold”) has filed with the U.S. Securities and Exchange Commission a Registration Statement on Form F-8, which includes the Offer and Circular. Copper Canyon Shareholders are urged to read the Offer and Circular and any other materials relating to the Offer, including the registration statement on Form F-8, because they contain important information. Copies of the circular and other materials relating to the Offer can be obtained free of charge at the SEDAR website at www.sedar.com or on the EDGAR website at www.sec.gov or from Laurel Hill Advisory Group, who is acting as NovaGold’s Information Agent (Toll Free 1-877-304-0211).

This document includes certain “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995. All statements, other than statements of historical fact, included herein including, without limitation, plans for and intentions with respect to the acquisition of Copper Canyon, are forward-looking statements. Forward-looking statements involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from NovaGold’s expectations include uncertainty as to the completion of the purchase of Copper Canyon in accordance with the terms and conditions of the proposed offer; the accuracy of management’s assessment of the effects of the successful completion of the offer; the timing and prospects for shareholder acceptance of an offer and the implementation thereof; the satisfaction of any conditions to an offer; uncertainties involving the need for additional financing to explore and develop properties and availability of financing in the debt and capital markets; uncertainties involved in the interpretation of drilling results and geological tests and the estimation of reserves and resources; the need for continued cooperation with Teck Resources in the exploration and development of the Galore Creek property; the need for cooperation of government agencies and native groups in the development and operation of properties; the need to obtain permits and governmental approvals; risks of construction and mining projects such as accidents, equipment breakdowns, bad weather, non-compliance with environmental and permit requirements, unanticipated variation in geological structures, ore grades or recovery rates; unexpected cost increases; fluctuations in metal prices and currency exchange rates; the outcome of litigation pending against the company; and other risk and uncertainties disclosed in NovaGold’s Annual Information Form for the year ended November 30, 2009, filed with the Canadian securities regulatory authorities, and NovaGold’s annual report on Form 40-F filed with the United States Securities and Exchange Commission and in other NovaGold reports and documents filed with applicable securities regulatory authorities from time to time. NovaGold’s forward-looking statements reflect the beliefs, opinions and projections on the date the statements are made. NovaGold assumes no obligation to update the forward-looking statements of beliefs, opinions, projections, or other factors, should they change.

Filed below is a transcript of messages recorded by Rick Van Nieuwenhuyse, President and Chief Executive Officer of NovaGold regarding NovaGold’s offer to purchase shares of Copper Canyon Resources.

NOVAGOLD RESOURCES INC.
OFFER TO PURCHASE COPPER CANYON RESOURCES LTD.
MESSAGE BLAST SCRIPTING

LIVE PERSON MESSAGE:

Hello. This is Rick Van Nieuwenhuyse, President & CEO of NovaGold Resources. I’m calling in regards to NovaGold’s offer to purchase your Shares of Copper Canyon Resources.

We’re offering to purchase all of the common shares of Copper Canyon on the basis of 0.0425 shares of NovaGold for each Copper Canyon share.

This offer price represents a premium of approximately 41.8% over the closing price of Copper Canyon Shares on the TSXV on the last trading day prior to the announcement of the Offer. In addition to the attractive premium, we believe that Copper Canyon Shareholders who tender to the offer will benefit from:

(1) Participation in the upside to the Galore Creek project and gaining exposure to NovaGold’s other world- class projects including Donlin Creek and Ambler; and

(2) NovaGold’s greater financial capability and the significantly greater trading liquidity afforded by NovaGold Shares.

We encourage you to carefully read the NovaGold materials recently mailed to you for full details of our Offer. It is open for acceptance until 5:00 PM Eastern Time on February 23rd , 2011. For more information, please contact NovaGold’s information agent, Laurel Hill Advisory Group toll free at 1-877-304-0211 or press "0" now and a representative will be happy to assist you. Thank you.

ANSWERING MACHINE MESSAGE:

Hello. This is Rick Van Nieuwenhuyse, President & CEO of NovaGold Resources Inc. I’m calling in regards to NovaGold’s offer to purchase your Shares of Copper Canyon Resources Ltd.

We’re offering to purchase all of the common shares of Copper Canyon on the basis of 0.0425 shares of NovaGold for each Copper Canyon share.

This offer price represents a premium of approximately 41.8% over the closing price of Copper Canyon Shares on the TSXV on the last trading day prior to the announcement of the Offer. In addition to the attractive premium, we believe that Copper Canyon Shareholders who tender to the offer will benefit from:

(1) Participation in the upside to the Galore Creek project and gaining exposure to NovaGold’s other world- class projects including Donlin Creek and Ambler; and

(2) NovaGold’s greater financial capability and the significantly greater trading liquidity afforded by NovaGold Shares.

We encourage you to carefully read the NovaGold materials recently mailed to you for full details of our Offer. It is open for acceptance until 5:00 PM Eastern Time on February 23rd , 2011. For more information, please contact NovaGold’s information agent, Laurel Hill Advisory Group toll free at 1-877-304-0211. Thank you.